UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006 and 2005	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2006	11
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006	12
Signature	13

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

Memphis, Tennessee

June 29 , 2007

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2006	2005

Assets:

Investments, at fair value:
Pfizer Inc common stock	$47,967	$45,596
Common/collective trust funds	21,201	18,047
Mutual funds	8,971	7,631
	78,139	71,274
Loans to participants	5,075	5,252
Total investments, at fair value	83,214	76,526

Receivables:
Participant contributions	311	250
Company contributions	117	233
Interest	39	36
Total receivables	467	519
Total assets	83,681	77,045

Liabilities:
Investment management fees payable	(1)	--
Total liabilities	(1)	--

Net assets available for plan benefits, at fair value	$83,680	$77,045

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	102	58

Net assets available for plan benefits	$83,782	$77,103

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2006	2005

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$ 7,284	$ (5,782)
Pfizer Inc common stock dividends	1,827	1,481
Interest income from loans to participants	328	312
Interest and dividend income	526	475
	9,965	(3,514)
Less: Investment management fees	(3)	--
	9,962	(3,514)

Contributions:
Participant	9,071	9,652
Company	4,336	4,614
	13,407	14,266
Total additions, net	23,369	10,752

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(16,436)	(13,943)
Other	(254)	(59)
Total deductions	(16,690)	(14,002)

Net increase (decrease)	6,679	(3,250)
Net assets available for plan benefits:
Beginning of year	77,103	80,353
End of year	$83,782	$77,103

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
 Notes to Financial Statements
December 31, 2006 and 2005
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (the "Plan"), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (the "Plan Sponsor") or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc (the "Parent"), adopted the Plan ("Participating Employers"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code").

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred arrangements must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2006 and 2005, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain Fidelity fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code. .

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Generally, participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests Company contributions in the common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% (in 1% increments) during the first 5 years of eligibility and up to a total of 50% thereafter in 1% increments) out of the Pfizer Match Fund into any of the other investment funds, except the Pfizer Company Stock Fund. The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company contributions out of the Pfizer Match Fund from age 55 to age 40, and the ten year participation requirement was eliminated.  A participant who has attained age 40 may diversify up to 25% of their total units in the Pfizer Match Fund into any of the other available investment funds.  The amount of total units eligible for diversification increases 25% each 5 years through age 55 whereby the participant may diversify 100% of their units in the fund.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify all of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Northern Trust Russell 2000 Small Cap Index Fund
(b)	Northern Trust S&P 500 Equity Index Fund
(c)	Pfizer Company Stock Fund
(d)	T. Rowe Price Stable Value Fund
(e)	Fidelity Low Price Stock Fund (1)
(f)	Fidelity Mid Cap Stock Fund
(g)	Capital Guardian International Fund
(h)	Collective Short-Term Investment Fund

(1)	Closed to new investors as of July 30, 2004

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in its sponsored funds and therefore, each is deemed to be a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate (8.25% and 7.25% at December 31, 2006 and 2005, respectively), as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, however, benefit payments are recorded when paid.  For treatment of benefits payable, refer to Note 8.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.  The Plan adopted the FSP effective December 31, 2006 and retroactively implemented its requirements to the statement of net assets available for plan benefits as of December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts ("GICs") which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, by the insurance companies and underlying banks, respectively, because these investments are fully benefit-responsive.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.  Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Risks and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trusts holding investments in GICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

3.     Tax Status of the Plan

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

4.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2006	2005

Pfizer Inc common stock*	$47,967	$45,596
T. Rowe Price Stable Value Fund, at contract value	10,943	10,735
Northern Trust S&P 500 Equity Index Fund	6,569	5,413
Fidelity Low Price Stock Fund	5,537	5,390

*

Includes 944,831 nonparticipant directed shares and 907,174 participant directed shares at December 31, 2006 and 992,463 nonparticipant directed shares and 962,800 participant directed shares at December 31, 2005.

 5.       Net Appreciation/(Depreciation) in Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2006	2005

Net appreciation/(depreciation) in investments:
Pfizer Inc common stock	$4,599	$(7,008)
Mutual funds	1,663	515
Common/collective trust funds	1,022	711
	$7,284	$(5,782)

6.      Investment Contracts with Insurance Companies

The T.Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GIC's.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7.     Nonparticipant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2006	2005

Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$24,471	$23,144
Common/collective trust funds	53	66
Total investments	24,524	23,210
Receivables:
Participant contributions	19	--
Company contributions	117	233
Total receivables	136	233
Net assets available for plan benefits	$24,660	$23,443

	Year-ended December 31,
(thousands of dollars)	2006	2005

Changes in Net Assets:
Investment income (loss):
Net appreciation (depreciation) in investments	$ 2,411	$(3,447)
Pfizer Inc common stock dividends	922	738
Interest and dividend income	74	85
Net investment income (loss)	3,407	(2,624)

Company contributions	4,380	4,614
Benefits paid to participants	(5,170)	(4,905)
Loan transaction transfers, net	48	458
Transfers to participant-directed investments, net	(1,448)	(137)
Net increase/(decrease)	1,217	(2,594)
Net assets available for plan benefits:
Beginning of year	23,443	26,037
End of year	$24,660	$23,443

 8.     Reconciliation of Financial Statements to Form 5500

 Amounts allocated to withdrawing participants and deemed distributions, representing withdrawing participants with outstanding loan balances, are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2005 and expected to be filed for 2006.

	December 31,
(thousands of dollars)	2006	2005

Net assets available for plan benefits per the financial statements	$83,680	$77,045
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value	(102)	--
Amounts allocated to withdrawing participants	(31)	--
Deemed distributions	(53)	--
Net assets available for plan benefits per Form 5500	$83,494	$77,045

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2006	2005

Benefits paid to participants per the financial statements	$16,436	$13,943
Add: Amounts allocated to withdrawing participants and deemed distributions at end of year	31	--
Less: Amounts allocated to withdrawing participants and deemed distributions at beginning of year	--	--
Benefits paid to participants per the Form 5500	$16,467	$13,943

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2006	2005

Net appreciation/(depreciation) in investments per the financial statements	$7,284	$(5,782)
Less: Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at end of year	(102)	(58)
Add: Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at beginning of year	58	--
Net appreciation/(depreciation) in investments per the Form 5500	$7,240	$(5,840)

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Nonparticipant Directed
Pfizer Inc* common stock			944,831	$17,690	$24,471
Northern Trust* S&P 500 Equity Index Fund			14	53	53
Total nonparticipant-directed investments				$17,743	$24,524

Participant Directed
Pfizer Inc* common stock			907,174	$19,825	$23,496

Common/collective trust funds:
Northern Trust*S&P 500 Equity Index Fund			1,696	$4,937	$6,516
Northern Trust*Russell 2000 Small Cap Index Fund			921	766	850
T. Rowe Price Stable Value Fund			10,840,843	10,841	10,841
Collective Short-Term Investment Fund			34,781	35	35
Capital Guardian International Fund			211,366	2,460	2,906
Total common/collective trust funds				$19,039	$21,148

Mutual funds:
Fidelity Mid Cap Stock Fund			117,838	$3,078	$3,434
Fidelity Low Price Stock Fund			127,167	4,770	5,537
Total mutual funds				$7,848	$8,971

Total Participant Directed				$46,712	$53,615

Loans to Participants (1,501 loans)	3.22% to 12.65%	Jan. 2007 to Mar. 2020		$5,075	$5,075

Total				$69,531	$83,214

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2006
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 92 purchases	$9,359	$ --	$9,359	$ 9,359	$ --

Pfizer Inc*	Common stock -182 sales	$ --	$13,047	$9,959	$13,047	$3,088

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov
Chair, Savings Plan Committee

Date:  June 29, 2007

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
   Pfizer Savings Plan for
   Employees Resident in Puerto Rico:

 We consent to the incorporation by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated June 29, 2007, with respect to the statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2006 and 2005, the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.

Memphis, Tennessee
June 29, 2007